Exhibit 99.3

Annual General Meeting of Shareholders of

XTL Biopharmaceuticals Ltd.

Date:	January 22, 2020
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only

Annual General Meeting of Shareholders:

1.	To approve Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and to authorize the Audit Committee to fix such accounting firm’s compensation.

☐	For	☐	against	☐	abstain

2.	To re-elect Alexander Rabinovitch to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	For	☐	against	☐	abstain

3.	To re-elect Dr. Jonathan Schapiro to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	For	☐	against	☐	abstain

4.	To re-elect Shlomo Shalev to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	For	☐	against	☐	abstain

5.	To re-elect Doron Turgeman to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	For	☐	against	☐	abstain

6.	To re-elect Dr. Dobroslav Melamed to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	For	☐	against	☐	abstain

7.	To elect Mrs. Iris Shapira Yalon to hold office as external director at the Company, commencing as of the Meeting date and for a period of Three (3) years therefrom.

☐	For	☐	against	☐	abstain

7.a	Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mrs. Iris Shapira Yalon election to hold office as external director at the Company other than a personal interest unrelated to relationships with a controlling shareholder of the Company?
Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

8.	To approve the appointment of Doron Turgeman as CEO of the Company as of the Meeting date, including his terms of employment in such capacity.

☐	For	☐	against	☐	abstain

8.a	Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mr. Doron Turgeman appointment and employment terms as the CEO of the Company other than a personal interest unrelated to relationships with a controlling shareholder of the Company?
Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

Annual General Meeting of Shareholders of

XTL Biopharmaceuticals Ltd.

to be Held on January 22, 2020

for Holders as of December 23, 2019

MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on January 16, 2020

XTL Biopharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. E.S.T. on January 16, 2020)

The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of XTL Biopharmaceuticals Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business, December 23, 2019, at the Annual General Meeting of Shareholders of the Company, to be held on January 22, 2020 at 10:00 a.m. (Israel time), at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1.	Please direct the Depositary how it is to vote by placing “X” in the appropriate box opposite each agenda item.
2.	This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.
3.	The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

To review materials for the meeting, please visit: www.xtlbio.com

(Continued and to be marked, dated and signed, on the reverse side)